Vial, Hamilton, Koch & Knox, l.l.p.
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE, SUITE 2800
DALLAS, TEXAS 75201-4632
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley 214-712-4441 Craig.G.Ongley@vialaw.com
May 30, 2006
Room 4561

Mr. Daniel Lee	Via EDGAR
United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Axcess International, Inc. Preliminary Proxy Statement on Schedule 14A filed May 22, 2006 File No. 0-11933
Dear Mr. Lee:
     We acknowledge receipt of your comment letter dated May 26, 2006. Our responses to your comments appear below and are numbered to correspond to your letter:
Revised Preliminary Proxy Statement on Schedule 14A
Proposal 3, page 16
     1. We note your response to comment 3 of our letter dated May 16, 2006. Please revise your disclosure to clarify whether the board of directors approved the certificates of designation for your various series of preferred stock under prior blank check preferred stock authority in which subsequent stockholder approval is not required to validly create and authorize such series of preferred stock.
     Response: We have revised Proposal 3 in accordance with your comment. See page 16.
     2. With respect to your revised disclosure in response to comment 6 of our letter dated May 16, 2006, please also discuss any other anti-takeover mechanisms that may be present in your governing documents or otherwise.
     Response: We have revised our disclosure to state that we believe we have no other anti-takeover mechanisms in our governing documents. Please see page 17.

Mr. Daniel Lee
United States Securities and Exchange Commission
May 30, 2006

Proposal 4, page 17
     3. We note your response to comment 7 of our letter dated May 16, 2006 stating the difference in the ratification action presented to stockholders as opposed to approval for the actual issuances of the preferred stock. Notwithstanding such difference and the no effect a negative vote by stockholders would have on the actual transactions, it appears to us that asking stockholders to ratify the necessary steps for the sale of preferred stock to occur would necessitate that such stockholders be afforded the same information as would be required if stockholder approval was being sought. Items 11 and 13 set forth the necessary information to be included in a Schedule 14A in order to provide stockholders sufficient information to make an informed decision as to whether to approve a stock issuance. If stockholders are being asked to ratify such action after the fact, such information would also appear to be necessary in order to allow stockholders the ability to make an informed decision as to ratification. With respect to your alternative argument, please advise us how the transactions for which you seek ratification were undertaken at fair value. Shares of preferred stock with preferences and rights superior to that of common stock were sold at $.85 per share at times when your common stock was trading at prices above $.85 per share.
     Response: We believe that the $0.85 per share price reflects fair value for the following reasons:
1.	The price of the preferred is an arms length negotiated transaction and reflects what a willing seller is willing to sell for and a willing buyer is willing to pay for.

2.	Is for preferred stock and not for common stock and therefore has no liquidity until converted.

3.	Upon conversion to common stock the shares will be restricted as they will be subject to the restrictions of Rule 144.
     Should you have any questions, please do not hesitate to contact me.

Sincerely, s/s Craig G. Ongley

CGO/lw